Goldman Sachs Private Markets Fund 2018 LLC

200 West Street

New York, New York 10282

March 26, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4644

Attention:     Ken Ellington

                     Jay Williamson

Re:	Goldman Sachs Private Markets Fund 2018 LLC (the “Fund”)
File Nos. 333-220916; 811-23301
Request for Acceleration of Effectiveness of Pre-Effective Amendment No. 3 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 as filed on March 26, 2018

Dear Messrs. Ellington and Williamson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request that the effectiveness of the above-captioned Amendment be accelerated so that the same will become effective on Wednesday, March 28, 2018 or as soon as practicable thereafter.

Goldman Sachs & Co. LLC, the principal placement agent of the Fund, has also signed this letter requesting acceleration of effectiveness.

Please contact William J. Bielefeld at Dechert LLP at (202) 261-3386 with any comments or questions concerning this correspondence.

Very truly yours,

Goldman Sachs Private Markets Fund 2018 LLC By: /s/ Scott M. McHugh Name: Scott M. McHugh Title: Treasurer, Senior Vice President and Principal Financial Officer	Goldman Sachs & Co. LLC By: /s/ Jesse Cole Name: Jesse Cole Title: Managing Director

cc:     William J. Bielefeld, Dechert LLP

         Alexander C. Karampatsos, Dechert LLP